October 30, 2009

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention: Mr. Ajay Koduri

Re:	Starent Networks, Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-33511

Ladies and Gentlemen:

This letter relates to the letter (the “Letter”) to our client, Starent Networks, Corp. (the “Company”), received on October 23, 2009, from Mr. Larry Spirgel, Assistant Director, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission.

On October 13, 2009, the Company announced that it had entered into a definitive agreement with Cisco Systems, Inc. (“Cisco”), pursuant to which Cisco agreed, subject to the conditions contained therein, to acquire the Company through a cash merger. On October 30, 2009, in connection with the potential merger, the Company filed a Preliminary Proxy Statement on Schedule 14A.

As discussed by telephone with Ajay Koduri of the Staff, and in light of the pending acquisition, we are requesting, on behalf of the Company, that the date by which the Company must respond to the Letter be extended to November 23, 2009, which is 20 business days following the date of the Letter.

If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact me at 617-526-6982.

United States Securities and Exchange Commission

October 30, 2009

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Jonathan Moulton, Starent Networks, Corp.
Mark G. Borden, WilmerHale